Exhibit 99.2

CREDICORP LTD. SEPARATE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025 AND 2024

CREDICORP LTD.

SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

CONTENTS	Pages

Independent auditor’s report	1 - 4

Separate statement of financial position	5

Separate statement of income	6

Separate statement of comprehensive income	7

Separate statement of changes in equity	8

Separate statement of cash flows	9 - 10

Notes to the separate financial statements	11 - 42

US$, U.S. dollars = United States Dollar

S/                       = Sol

Tanaka, Valdivia, Arribas & Asociados Sociedad Civil de R. L

Independent auditor’s report

To the Shareholders and Directors of Credicorp Ltd.

Report on the audit of the separate financial statements

Opinion

We have audited the separate financial statements of Credicorp Ltd. (the Company), which comprise the separate statement of financial position as at December 31, 2025, and the separate statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and notes to the separate financial statements, including material accounting policy information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Company as at December 31, 2025, and its separate financial performance and its separate cash flows for the year then ended in accordance with IFRS Accounting Standards.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs) approved for application in Peru by the Board of Deans of Associations of Public Accountants of Peru. Our responsibilities under those standards are further described in the Auditor's responsibilities for the audit of the separate financial statements section of our report. We are independent of the Company in accordance with the International Ethics Standards Board for Accountants’ International Code of Ethics for Professional Accountants (including International Independence Standards) (IESBA Code), as applicable to audits of financial statements of public interest entities, together with the ethical requirements that are relevant to audits of the separate financial statements of public interest entities in Peru. We have also fulfilled our other ethical responsibilities in accordance with these requirements and the IESBA Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. We have determined that there are no key audit matters to communicate in our report.

Lima Av. Víctor Andrés	Lima II Av. Jorge	Lima III Av. Jorge	Arequipa Edificio City Center,	Trujillo Av. El Golf 591,	Chiclayo (satélite) Av. Federico Villareal 115,	Cusco (satélite) Jr. Ricardo Palma #18,
Belaunde 171, San Isidro	Basadre 330, San Isidro	Basadre 350, San Isidro	piso 13, Torre Sur, Cerro Colorado	Víctor Larco Herrera, Sede Miguel Ángel Quijano Doig, La Libertad	Lambayeque	Urb. Santa Mónica, Wanchaq

Inscrita en la partida 11396556 del Registro de Personas Jurídicas de Lima y Callao
Miembro de Ernst & Young Global

Independent auditor’s report (continued)

Other matter

The separate financial statements of Credicorp Ltd. have been prepared in compliance with the current legal requirements in Peru for the presentation of financial information, as indicated in note 2. These separate financial statements should be read together with the consolidated financial statements of Credicorp Ltd. and Subsidiaries as of December 31, 2025, which are prepared and presented separately.

Other information included in the Company's 2025 Annual Report

Other information consists of the information included in the Annual Report, other than the separate financial statements and our auditor’s report thereon. Management is responsible for the other information.

Our opinion on the separate financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the separate financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the separate financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the Company's management and those charged with Company’s governance for the separate financial statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with IFRS Accounting Standards, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with Company’s governance are responsible for overseeing the Company's financial reporting process.

Independent auditor’s report (continued)

Auditor's responsibilities for the audit of the separate financial statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with ISAs approved for application in Peru, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements

Independent auditor’s report (continued)

represent the underlying transactions and events in a manner that achieves fair presentation.

Plan and perform the Company audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the group as a basis for forming an opinion on the separate financial statements. We are responsible for the direction, supervision and review of the audit work performed for the purposes of the Company’s audit. We remain solely responsible for our audit opinion.

We communicate with those charged with Company's governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with Company's governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with those charged with Company's governance, we determine those matters that were of most significance in the audit of the separate financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Lima, Peru

February 26, 2026

Endorsed by:

Victor Tanaka

Partner-in-Charge

C.P.C.C. Registration No. 25613

CREDICORP LTD.

SEPARATE STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31, 2025 AND 2024

	Nota	2025	2024		Nota	2025	2024
		S/(000)	S/(000)			S/(000)	S/(000)

Assets				Liabilities

Cash and cash equivalents	4	320,909	399,943	Bonds and notes issued	6	–	1,829,657
				Other liabilities	7	274,606	230,660
Investment				Total liabilities		274,606	2,060,317
At fair value through other comprehensive income	5(a)	101,684	1,262,327
In subsidiaries	5(b)	42,246,654	38,291,133
At amortized cost	5(c)	–	695,652	Equity	8
				Capital stock		1,318,993	1,318,993
Other assets		8,837	6,777	Capital surplus		384,542	384,542
				Reserve		28,438,708	26,651,390
				Unrealized results		275,191	35,535
				Retained earnings		11,986,044	10,205,055

				Total equity		42,403,478	38,595,515

Total assets		42,678,084	40,655,832	Total liabilities and equity		42,678,084	40,655,832

The accompanying notes are an integral part of these separated financial statement.

CREDICORP LTD.

SEPARATE STATEMENT OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	Note	2025	2024
		S/(000)	S/(000)

Income
Net share of the income from investments in
subsidiaries	5(b)	7,671,185	6,313,139
Interest and similar income		41,191	93,486
Net gain on financial assets at fair value
through profit or loss		–	1,234

Expenses
Administrative and general expenses		(25,596)	(18,085)

Operating income		7,686,780	6,389,774

Interest and similar expenses		(24,511)	(54,237)
Exchange differences, net		(2,984)	(2,681)
Other, net		(320)	(292)
		(27,815)	(57,210)

Profit before income tax		7,658,965	6,332,564
Income tax on dividends received	9	(215,852)	(146,713)
Net profit		7,443,113	6,185,851

The accompanying notes are an integral part of these separated financial statement.

CREDICORP LTD.

SEPARATE STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	Note	2025	2024
		S/(000)	S/(000)

Net profit		7,443,113	6,185,851
Other comprehensive income:

Net gain on investments at fair value
through other comprehensive income		(26,948)	(116,059)
Income tax		1,211	5,891
		(25,737)	(110,168)

Unrealized gain of subsidiaries	5(b)	432,227	58,174
		432,227	58,174

Exchange differences on translation of
foreign operations	5(b)	(166,834)	19,473
		(166,834)	19,473
Other comprehensive income for the year,
net of income tax		239,656	(32,521)

Net income from comprehensive income		7,682,769	6,153,330

The accompanying notes are an integral part of these separate financial statement.

CREDICORP LTD.

SEPARATE STATEMENT OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	Number of
	shares outstanding	Capital stock	Capital surplus	Reserves	Unrealized results	Retained earnings	Total
		S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balances at January 1, 2024	94,382,317	1,318,993	384,542	25,905,526	68,056	9,004,185	36,681,302
Net profit	–	–	–	–	–	6,185,851	6,185,851
Disposal of investments measured at fair value with changes recognized in other comprehensive income (OCI)	–	–	–	–	(89,814)	89,814	–
Other comprehensive income	–	–	–	–	57,293	–	57,293
Total comprehensive income	–	–	–	–	(32,521)	6,275,665	6,243,144
Dividend distribution, Note 8(c)	–	–	–	(1,038,204)	–	(3,303,381)	(4,341,585)
Transfer to legal reserve, Note 8(b)	–	–	–	1,778,788	–	(1,778,788)	–
Others	–	–	–	5,280	–	7,374	12,654
Balances at December 31, 2024	94,382,317	1,318,993	384,542	26,651,390	35,535	10,205,055	38,595,515
Net profit	–	–	–	–	–	7,443,113	7,443,113
Other comprehensive income	–	–	–	–	239,656	–	239,656
Total comprehensive income	–	–	–	–	239,656	7,443,113	7,682,769
Dividend distribution, Note 8(c)	–	–	–	(3,775,293)	–	–	(3,775,293)
Transfer to reserves	–	–	–	(76,441)	–	–	(76,441)
Transfer to legal reserve, Note 8(b)	–	–	–	5,637,738	–	(5,637,738)	–
Others	–	–	–	1,314	–	(24,386)	(23,072)
Balances at December 31,2025	94,382,317	1,318,993	384,542	28,438,708	275,191	11,986,044	42,403,478

The accompanying notes are an integral part of these separate financial statement.

CREDICORP LTD.

SEPARATE STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	Note	2025	2024
		S/(000)	S/(000)
Cash flows from operating activities
Net profit		7,443,113	6,185,851

Adjustment to reconcile net profit to net cash arising from operating activities:
Net income from investments in subsidiaries	5(b)	(7,671,185)	(6,313,139)
Deferred income tax		215,852	146,713
Variation of investments fair value		–	(1,234)
Amortization of bond issuance expenses		1,895	(4,110)
Provision coupon payment		(1,368)	(3,558)
Accrued interest		22,636	(29,805)
Other assets (Other liabilities)		(13,431)	(58,492)
Net cash flow from operating activities		(2,488)	(77,774)

Cash flows from investing activities
Sale of investments at fair value through profit or loss		–	505,476
Collected coupons		1,128	49,465
Sale of Alicorp shares		–	149,563
Maturity of term deposit		688,665	52,624
Maturity in bond investment		1,109,078	–
Purchase of investments at amortized cost		–	(502,893)
Capital contribution in subsidiaries	5(b)	(27,439)	(57,393)
Dividends received		3,726,524	4,167,318
Net cash flows from investing activities		5,497,956	4,364,160

Cash flows from financing activities
Payment of financial obligations		(1,780,917)	–
Cupon payments		–	(50,185)
Working capital demand note		–	(30,897)
Dividend distribution	8(c)	(3,775,293)	(4,341,585)
Other cash outflows		(886)	–
Net cash flows from financing activities		(5,557,096)	(4,422,667)

Net decrease of cash and cash equivalents
before effect of changes in exchange rate		(61,628)	(136,281)
Effect of changes in exchange rate of cash and cash
equivalents		(17,406)	6,451
Cash and cash equivalents at the beginning of the period		399,943	529,773
Cash and cash equivalents at the end of the period		320,909	399,943

The accompanying notes are an integral part of these separate financial statement.

CREDICORP LTD.

SEPARATE STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

Reconciliation of liabilities arising from financing activities:

				Changes that do not generate cash flows
		Changes that generate cash flows
2025		New issues	Amortization of principal	Exchange difference	Changes in fair value	Amortization of bond issuance expenses and others	As of December 31, 2025
	As of January 1, 2025
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Amortized cost	1,829,657	–	(1,780,917)	(73,270)	–	24,530	–
Total	1,829,657	–	(1,780,917)	(73,270)	–	24,530	–

				Changes that do not generate cash flows
		Changes that generate cash flows
2024	As of January 1, 2024	New issues	Amortization of principal	Exchange difference	Changes in fair value	Amortization of bond issuance expenses and others	As of December 31, 2024
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Amortized cost	1,798,858	–	–	26,730	–	4,069	1,829,657
Total	1,798,858	–	–	26,730	–	4,069	1,829,657

The accompanying notes are an integral part of these separated financial statement.

CREDICORP LTD.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

1	OPERATIONS

Credicorp Ltd. (hereinafter “Credicorp”) is a limited liability company incorporated in Bermuda in 1995. Its objective is to act as a holding company and according to Bermuda’s economic substance regulation, Credicorp Ltd. as an independent legal entity, is considered a “Pure Equity Holding Entity” (PEHE). Credicorp’s activity is to maintain equity interests and receive passive income such as dividends, capital gains and other income from investments in securities.

In order to keep Credicorp’s structure and organization fully aligned with the new legislation on economic substance approved by the Government of Bermuda on January 11, 2019, the decisions of the Credicorp Board of Directors will be limited to issues related to Credicorp’s strategy, objectives and goals, main action plans and policies, annual budgets, business plans and control of their implementation, supervision of the main expenses, investments, acquisitions and disposals, among other “passive” decisions related to Credicorp. The authority to make decisions applicable to Credicorp’s subsidiaries, such as the adoption of relevant strategic or management decisions, the assumption of expenses for the benefit of its affiliates, the coordination of Credicorp Ltd. activities, and the granting of credit facilities in favor of its affiliates, it has been transferred to Grupo Crédito S.A., a subsidiary of Credicorp.

Credicorp, through its banking and non-banking subsidiaries and its subsidiary Pacífico S.A. Entidad Prestadora de Salud (hereinafter Pacífico EPS), offers a wide range of financial, insurance and health services and products, mainly throughout Peru and in other countries (see Note 3 (h). Its main subsidiary is Banco de Crédito del Perú (hereinafter “BCP” or the “Bank”), a multiple bank incorporated in Perú.

Credicorp’s legal address is Clarendon House 2 Church Street Hamilton, Bermuda; likewise, the main offices from where Credicorp’s businesses are managed are located at Calle Centenario N° 156, La Molina, Lima, Perú.

The separate financial statements as of and for the year ended December 31, 2024 were approved by the Board of Directors on February 27, 2024 and presented at the Annual General Shareholders’ Meeting on March 27, 2025. The separate financial statements as of and for the year ended December 31, 2025 were approved and authorized for issue by the Board of Directors and Management on February 26, 2025, and will be presented for final approval at the General Shareholders’ Meeting, which will be held within the deadlines established by law.

Credicorp is listed on the Lima and New York stock exchanges.

The accompanying separate financial statements reflect the individual activity of Credicorp Ltd., and do not include the effects of the consolidation of these separate financial statements with those of its subsidiaries, see Note 5(b). The main data of the subsidiaries as of December 31, 2025, and 2024 are presented in Note 3(h).

The following is the principal information of the consolidated financial statements of Credicorp Ltd. and subsidiaries as of December 31,2025 and 2024:

	2025	2024
	S/(000)	S/(000)

Consolidated statements of financial position

Assets -
Cash and due from banks	49,044,457	47,655,196
Cash collateral, reverse repurchase agreements and securities borrowing	2,177,200	1,033,177
Investments	52,804,942	53,825,858
Loans, net	142,315,004	137,737,296
Property, furniture and equipment, net	2,069,017	1,438,609
Intangible assets and goodwill, net	4,764,394	3,289,157
Right-of-use assets, net	603,441	402,538
Other assets	13,584,078	10,707,109
Total assets	267,362,533	256,088,940

Liabilities -
Deposits and obligations	170,401,633	161,842,066
Payables from repurchase agreements and securities lending	8,243,787	9,060,710
Due to banks and correspondents	10,675,238	10,754,385
Technical reserves for insurance claims and premiums	14,264,155	13,422,285
Bonds and notes issued	14,025,535	17,268,443
Other liabilities	10,656,076	8,763,817
Total liabilities	228,266,424	221,111,706

Equity -	39,096,109	34,977,234
Total liabilities and equity	267,362,533	256,088,940

Consolidated statements of income

Net interest, similar income and expenses	14,716,479	14,115,131
Provision for credit losses on loan portfolio, net of recoveries	(2,406,256)	(3,519,447)
Total other income	6,821,279	6,404,119
Total insurance underwriting result	1,389,200	1,199,020
Total medical services results	414,634
Total other expenses	(10,987,783)	(10,374,296)
Income tax	(2,864,899)	(2,201,275)
Net profit	7,082,654	5,623,252

Attributable to:
Shareholders of Credicorp Ltd.	6,925,377	5,501,254
Non-controlling interest	157,277	121,998
	7,082,654	5,623,252

2	BUSINESS ACQUISITIONS

Credicorp subsidiaries have acquired and signed acquisition agreements during 2025, which are detailed below:

a)	Acquisition of a majority interest in Pacífico EPS -

On November 01, 2024 Credicorp entered into an agreement to acquire the 50.0 percent interest from Empresas Banmédica (“Banmédica” hereafter) in the partnership and participation agreement entered into in December 2014 between Pacifico Compañía de Seguros y Reaseguros S.A. (“Pacifico Seguros”) and Banmédica.

Pursuant to this acquisition, Banmédica trasnfered its 50.0 percent interest in the private health insurance business in Peru (Joint Venture Agreement) to Pacifico Seguros. In addition, Banmédica transfered its 50.0 percent interest in Pacifico S.A. Entidad Prestadora de Salud (“Pacifico EPS”), which manages the corporate employee health insurance and medical services businesses in Peru, to Credicorp’s subsidiary, Grupo Crédito S.A.

As of March 13, 2025, Grupo Credito completed the acquisition of the remaining 50.0 percent interest in Pacífico EPS (representing 24,627,219 shares) and 50.0 percent of the co-investment agreement with Banmédica. The consideration paid for the acquisition of the interest in Pacífico EPS amounted to S/950.9 million.

b)	Agreement to Acquire Shares of Helm Bank USA -

On December 29, 2025, Banco de Crédito del Perú (“BCP”) entered into a Stock Purchase Agreement (“SPA”) with the shareholders of Helm Bank USA to acquire 100 percent of the issued and outstanding shares of Helm Bank USA (“Helm Bank”). Pursuant to the terms of the SPA, BCP will pay an amount of US$180.0 million, subject to customary purchase price adjustments as of the closing date (“Purchase Price”).

Helm Bank is a community bank authorized to operate in the State of Florida, United States of America, by the Florida Office of Financial Regulation (“OFR”), regulated by the OFR, and is a member of the Federal Deposit Insurance Corporation (“FDIC”).

The transaction is subject to obtaining the required regulatory approvals in the United States from the OFR and the Federal Reserve (“FED”), and in Peru from the Superintendencia de Banca, Seguros y AFP (“SBS”), as well as the fulfillment of other customary closing conditions. As of the date of this report, such approvals remain pending.

3	MATERIAL ACCOUNTING POLICIES

The material accounting policies used in the preparation of Credicorp’s separate financial statements are detailed below:

a)	Basis of presentation, use of estimates and changes in accounting policies -

The accompanying separate financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

The separate financial statements as of December 31, 2025 and 2024, have been prepared following the historical cost criteria, except for at fair value through other comprehensive income, which have been measured at fair value, and investments in subsidiaries that are measured based on the equity method.

The separate financial statements are presented in Soles (S/), which is the functional currency of Credicorp Ltd., see paragraph (b) below, and values are rounded to thousands of soles, except when otherwise indicated.

The preparation of the separate financial statements in accordance with IFRS Accounting Standards requires Management to make estimates and use assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of significant events in notes to the separate financial statements.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances. The final results could differ from said estimates.

The most significant estimates included in the accompanying separate financial statements are related to the calculation of the valuation of investments, the expected credit loss for investments at fair value through other comprehensive income and investments at amortized cost.

Furthermore, there are other estimates, such as the deferred income tax assets and liabilities for investments at fair value through other comprehensive income. The accounting criteria used for said estimate is described below.

The Company adopted the following standards and amendments for the first time for its annual period beginning on or after January 1, 2025, as described below:

(i)	Amendments to IAS 21: Lack of Exchangeability

The amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates specify how an entity must assess whether a currency is exchangeable and how to determine a spot exchange rate when exchangeability does not exist. The amendments also require disclosure of information that enables users of the financial statements to understand how the lack of exchangeability of a currency affects, or is expected to affect, the entity’s financial performance, financial position, and cash flows.

The modifications in the standard had no impact on the separate financial statements.

b)	Functional, presentation and foreign currency transactions -

(i)	Functional and presentation currency -

The Company considers the sol as their functional and presentation currency since it reflects the nature of the economic events and relevant circumstances given the fact their major transactions and/operations, such as: financing obtained, interests and similar income, administrative and general expenses, as well as a significant percentage of their purchases; they are agreed and settled in soles.

(ii)	Transactions and balances in foreign currency -

Foreign currency transactions are those carried out in currencies other than the functional currency. These transactions are initially recorded at the exchange rates of its functional currency at the transaction dates. Monetary assets and liabilities denominated in foreign currency are adjusted at the exchange rate of the functional currency prevailing at the date of the separate statement of financial position.

The differences arising from the exchange rate prevailing at the date of each statement of financial position presented and the exchange rate initially used in recording transactions are recognized in the statement of income in the period in which it occurs, in “Exchange differences, net”. Non-monetary assets and liabilities acquired in foreign currency are recorded at the exchange rate prevailing at the initial transaction date and are not subsequently adjusted.

c)	Recognition of income and expenses from banking activities –

Interest income and expenses –

Interest income is recorded using the effective interest rate (EIR) method for all financial instruments measured at amortized cost and at fair value through other comprehensive income. Interest expenses corresponding to liabilities measured at amortized cost are also recorded using the EIR.

The EIR is the rate that exactly discounts future cash flows that are estimated to be paid or received during the life of the instrument or a shorter period, if appropriate, to the gross carrying amount of the financial asset or financial liability. The EIR (and, therefore, the amortized cost of the financial asset or liability) is calculated taking into account any discount, premium and transaction costs that are an integral part of the effective interest rate of the financial instrument, but the expected credit loss is not included.

The Company calculates interest income by applying the EIR to the gross carrying amount of those financial assets that are not impaired.

When a financial asset becomes impaired and, therefore, is considered in Stage 3, the Company calculates interest income by applying the interest rate effective at the carrying amount of the asset, net of its provision for credit loss. If the evidence that the criteria for the recognition of the financial assets in Stage 3 are no longer met, the Company recalculates interest income in gross terms.

Interest income and expenses accrued from all financial instruments that generate interest, including those related to financial instruments carried at fair value through profit or loss, are recorded under the heading “Interest and similar income” and “Interest and similar expenses” of the separate statement of income.

Dividends -

Dividends are recorded as income when they are declared.

Commissions and fees -

Income from commissions (which are not an integral part of the EIR) and fees are recognized as they are earned. Commissions and fees include, among others, the commission charged for the banking service in general such as account maintenance, shipping, transfers, loan syndication fees and fees for contingent credits.

Income from commissions and fees is recognized at an amount that reflects the consideration to which the Company expects to be entitled in exchange for providing the services. Performance obligations, as well as the timing of their satisfaction, are identified and determined at the time of contract. The Company’s revenue contracts do not include multiple performance obligations.

Other income and expenses -

All other income and expenses are recorded in the year in which the performance obligation is satisfied.

d)	Financial instruments: Initial recognition and subsequent measurement -

A financial instrument is any agreement that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

The Company determines the classification of its financial instruments at the time of initial recognition.

All financial instruments are initially recognized at their fair value plus the incremental costs related to the transaction that are directly attributable to the purchase or issuance of the instrument, except in the case of financial assets or liabilities carried at fair value through profit or loss.

Purchases or sales of financial assets that require delivery of the assets within a period established in accordance with regulations or conventions in the market (regular way purchases or sales) are recognized at the trade date, that is, the date on which the Company undertakes to buy or sell the asset.

As of December 31, 2025 and 2024, the Company classified financial assets into one of the categories defined by IFRS 9: financial assets i) at fair value through profit or loss, ii) at fair value through other comprehensive income or iii) at amortized cost based on:

-	The business model to manage financial assets and
-	The characteristics of the contractual cash flows of the financial asset

Business model -

It represents how financial assets are managed to generate cash flows and is not dependent on Management’s intention with respect to an individual instrument. Financial assets can be managed for the purpose of: i) obtaining contractual cash flows; ii) obtaining contractual cash flows and sale; or iii) others. To evaluate business models, the Company considers:

-	The risks that affect the performance of the business model, and in particular, the way in which these risks are managed.
-	How the performance of the business model and the financial assets, held within this business model, are evaluated and informed to the key personnel of the Administration of the Company.

If cash flows after initial recognition are realized differently from the Company’s expectations, the classification of the remaining financial assets held in this business model is not modified.

When the financial asset is maintained in business models i) and ii) the application of the only principal and interest payments test is required - “SPPI”.

SPPI Test (Solely Payments of Principal and Interest) -

This test consists in the evaluation of the cash flows generated by a financial instrument to verify whether the contractual conditions of the financial asset arise, on specified dates to cash flows that are solely payments of principal and interest. To adapt to this concept the cash flows must solely include the consideration of the time value of money and the credit risk. If the contractual terms introduce risk exposure or cash flow volatility, such as the exposure to changes in the prices of capital instruments or the prices of raw materials, the financial asset is classified as at fair value through profit or loss. Hybrid contracts must be evaluated as a whole, including all the integrated characteristics. The accounting of a hybrid contract that contains an embedded derivative is carried out jointly, in other words, the entire instrument is measured at fair value through profit or loss.

(i)	Financial assets at amortized cost -

A financial asset is classified at amortized cost if the following conditions are met:

-	It is held within a business model whose objective of which is to maintain the financial asset to obtain contractual cash flows, and
-	The contractual conditions give rise, on specified dates, to cash flows that are solely payments of the principal and interest.

After initial recognition, financial assets in this category are measured at amortized cost, using the effective interest rate method, less any credit loss provision. The amortized cost is calculated taking into account any discount or premium incurred in the acquisition and fees that constitute an integral part of the effective interest rate. Interest income is included in the “Interest and similar income” item in the separate statement of income.

Financial assets at amortized cost include direct credits that are recorded when the funds are disbursed to clients, and indirect credits (contingent) that are recorded when the documents that support said credit facilities are issued. Likewise, the Company considers as refinanced or restructured those loans that change their payment schedule due to difficulties in payment by the debtor.

The impairment loss is calculated using the expected credit loss approach and is recognized in the separate statement of income within “Net gain on securities” for investments and in the item “Provision for credit losses on loan portfolio” for credits.

The balance of financial assets, measured at amortized cost, is presented net of the provision for credit losses in the separate statement of financial position.

(ii)	Financial assets at fair value through other comprehensive income -

The financial assets that the Company maintains in this category are: a) investments in debt instruments, and b) investments in equity instruments, not for trading, irrevocably designated at initial recognition.

Investments in debt instruments -

A financial asset is classified and measured at fair value through other comprehensive income when the following conditions are followed:

-	The financial asset is maintained within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and
-	The contractual conditions give rise, on specified dates, to cash flows that are solely payments of principal and interest.

After their initial recognition, investments in debt instruments are measured at fair value, recording the unrealized gains and losses in the statement of comprehensive income, net of their corresponding income tax and non-controlling interest, until the investment is sold; upon which the accumulated profit or loss is recognized in the item “Net gain on securities” in the separate statement of income.

Interest is recognized in the statement of income in the item “Interest and similar income” and it is reported as interest income using the effective interest rate method.

When a debt instrument is designated in a fair value hedging relationship, any change in the fair value due to changes in the hedged risk is recognized in the item “Interest and similar income” in the separate statement of income.

Foreign exchange gains or losses related to the amortized cost of the debt instrument are recognized in the separate statement of income, and those related to differences between the amortized cost and the fair value are recognized as part of the unrealized gain or loss in the separate statement of comprehensive income.

The estimated fair value of the investments in debt instruments is mainly determined based on quotations or, in their absence, based on the discounted cash flows using market rates in accordance with the credit quality and the maturity term of the investment.

An impairment loss of investments in debt instruments is calculated using the expected credit loss approach and is recognized in the separate statement of comprehensive income, charged to the item “Net gain on securities” in the separate statement of income, in this sense, it does not reduce the carrying amount of the financial asset in the separate statement of financial position, which is maintained at fair value. The impairment loss recognized in the separate statement of comprehensive income is reclassified to the separate statement of income when the debt instrument is derecognized.

Investments in equity instruments, not for trading, designated upon initial recognition (equity instruments designated at initial recognition) -

At initial recognition, the Company can make an irrevocable choice to present the equity instruments, which are not for trading, but for strategic purposes, in the item “At fair value through other comprehensive income”.

After their initial recognition, the equity investments are measured at fair value, recording the unrealized gains and losses in the separate statement of comprehensive income, net of their corresponding income tax and non-controlling interest, until the investment is sold, whereupon the accumulated gain or loss is transferred to the item “Retained earnings” in the separate statement of changes in equity; in other words, they are not subsequently reclassified to the separate statement of income.

As a result, the equity instruments classified in this category do not require a loss impairment evaluation.

Dividends are recognized when the collection right has been established and they are recorded in the item “Interest and similar income” in the separate statement of income.

(iii)	Reclassification of financial assets and liabilities -

The reclassification of financial assets will always take place as long as the business model that manages the financial assets is changed. We expect this change will be less than frequently. These changes are determined by the Company Management as a result of external or internal changes, which must be necessary for the Company’s operations and demonstrable against third parties. Therefore, a change in the Company’s business model will take place only when it starts or stop carrying out an activity that is significant for its operations. The financial liabilities are never reclassified.

e)	De-recognition of financial assets and liabilities -

Financial assets -

A financial asset (or, where applicable, a part of a financial asset or a part of a group of similar financial assets) is derecognized when: (i) the rights to receive cash flows from the asset have expired; or (ii) the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either the Company has transferred substantially all the risks and rewards of the asset, or the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When contractual rights to receive cash flows from the financial asset have been transferred, or a transfer agreement has been entered into, the Company assesses whether it has retained, and to what extent, the risks and benefits inherent in ownership of the asset. When the Company has neither transferred nor retained substantially all risks and benefits inherent in ownership of the asset, nor transferred control of the asset, the Company continues to recognize the transferred asset to the extent of its continued involvement with the asset.

In that case, the Company also recognizes the associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of (i) the original carrying amount of the asset, and (ii) the maximum amount of consideration that the Company could be required to repay.

Financial liabilities -

A financial liability is derecognized when the obligation to pay is discharged, cancelled, or expires. When an existing financial liability is exchanged for another from the same borrower under significantly different terms (fails the 10 percent test established in IFRS 9), or the terms are substantially modified, such exchange or modification is treated as a derecognition of the original liability and a new liability is recognized, with the difference between the carrying amount of the initial financial liability and the consideration paid recognized in the separate statement of comprehensive income.

f)	Offsetting financial instruments -

Financial assets and liabilities are offset and the net amount is presented in the separate statement of financial position when there is a legally enforceable right to offset them and the Management intends to settle them on a net basis or to realize the asset and settle the liability simultaneously.

g)	Impairment of financial assets -

As of December 31, 2025 and 2024, the Company applies a three-stage approach to measure the provision for credit loss, using an impairment model based on the expected credit losses as established in IFRS 9, for the following categories:

-	Financial assets at amortized cost.
-	Debt instruments classified as investments at fair value through other comprehensive income.

Financial assets classified or designated at fair value through profit or loss and equity instruments designated at fair value through other comprehensive income are not subject to impairment assessment.

Financial assets migrate through three stages based on changes in credit risk from initial recognition.

h)	Investments in subsidiaries -

A subsidiary is an entity over which another Company has control (considered as parent company of Credicorp Ltd. or controlling interest). Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls an investee if and only if the Controlling interest has:

-	Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee).
-	Exposure, or rights, to variable returns from its involvement with the investee, and
-	The ability to use its power over the investee to affect its returns.

There is a presumption that a majority of voting rights results in control. To support this presumption and when the Company has less than a majority of the voting or similar rights of an investee, the Company considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

-	The contractual arrangement with the other vote holders of the investee.
-	Rights arising from other contractual arrangements.
-	The Company’s voting rights and potential voting rights.

The Company assesses whether or not it controls an investee if facts and circumstances indicate that there are changes in one or more of the three elements of control.

According to the equity method, investments in subsidiaries are recorded initially at cost, and subsequently the book value increases or decreases to recognize a profit or loss participation of subsidiaries in the “Net share of the income from investments in subsidiaries” caption of the statement of comprehensive income; furthermore, when variations in the equity of subsidiaries is due to variations in their equity, the part corresponding the Company will also be directly recognized in equity.

Dividends received from subsidiaries are recognized as a reduction in the value of the investment.

As of December 31, 2025 and 2024, Credicorp maintains direct participation in the following entities (the figures of its individual financial statements are presented in accordance with IFRS Accounting Standards and before eliminations):

Entidad	Activity and country of incorporation	Percentage of interest		Assets		Liabilities		Equity		Net income (loss)
		2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
		%	%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Grupo Crédito S.A. (i)	Holding, Perú	100.00	100.00	37,319,936	33,922,491	215,166	128,329	37,104,770	33,794,162)	6,319,924	5,183,824
Pacífico Compañía De Seguros y Reaseguros S.A. (ii)	Insurance, Perú	65.20	65.20	19,199,573	17,987,724	15,601,186	14,617,367	3,598,387	3,370,357	790,582	765,767
Atlantic Security Holding Corporation (iii)	Capital Markets, Cayman Island	100.00	100.00	1,424,896	1,255,842	75,773	268,462	1,349,123	987,380	737,562	569,643
Credicorp Capital Ltd (iv)	Capital Markets and Asset management, Bermuda	100.00	100.00	1,255,453	1,126,658	239	956	1,255,214	1,125,702	103,802	58,194
CCR Inc. (v)	Special purpose Entity Bahamas	100.00	100.00	202	260	1	4	201	256	(55)	(22)
Banco de Crédito de Bolivia (vi)	Banking Bolivia	4.01	4.01	10,865,285	13,974,733	10,046,239	12,968,583	819,046	1,006,150	85,851	93,511
Inversiones Credicorp Bolivia S.A. (vi)	Banking Bolivia	0.08	0.08	831,542	1,018,180	99,192	137,422	732,350	880,758	81,857	88,947

Krealo ltd (vii)	Fintech, Bermudas	100.00	100.00	56,005	45,138	31	1,818	55,974	43,320	(9,013)	(1,598)

(i)	Grupo Crédito is a company whose main activities are to carry out management and administration activities of the subsidiaries of Credicorp Ltd. and invest in shares listed on the Peruvian Stock Exchange and unlisted shares of Peruvian companies. Below, we present the individual or separate financial statements of the main subsidiaries of Grupo Crédito through which Credicorp Ltd. controls, in accordance with IFRS Accounting Standards:

Entity	Activity and country of incorporation	Percentage of direct and indirect participation		Assets		Liabilities		Equity		Net income (loss)
		2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
		%	%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Banco de Crédito del Perú and Subsidiaries (a)	Banking, Perú	97.74	97.74	219,933,373	211,086,260	191,487,370	184,934,666	28,446,003	26,151,594	6,500,570	5,311,804

Inversiones Credicorp Bolivia S.A. and Subsidiaries (b)	Banking, Bolivia	99.96	99.96	10,910,443	14,028,528	10,144,528	13,106,538	765,915	921,990	85,379	92,781

Prima AFP (c)	Pension fund administration, Perú	100.00	100.00	684,509	657,971	231,235	182,419	453,274	475,552	146,543	132,926

Tenpo SpA and Subsidiaries (d)	Holding, Chile	100.00	100.00	2,063,256	903,698	1,708,824	646,952	354,432	256,746	(148,391)	(118,344)

Yape Market (e)	Digital platform for e-commerce	100.00	100.00	149,960	119,137	69,283	60,567	80,677	58,570	(7,993)	(35,190)

Krealo Management (f)	Management and development of digital businesses and innovation e innovación	99.99	99.99	89,338	54,414	51,766	7,175	37,572	47,239	(72,029)	(55,679)
Compañía Incubadora de Soluciones Móviles S.A - Culqi (g)	Payment Processing Services	100.00	100.00	225,546	200,890	171,339	134,725	54,207	66,165	(62,458)	(90,040)

Other Minors Subsidaries (h)				3,054	2,715	1,105	570	1,949	2,145	(836)	(1,194)

a)	BCP was established in 1889 and its activities are regulated by the Peruvian Banking Regulator (Superintendencia de Banca, Seguros y AFP – SBS (the authority that regulates banking, insurance and pension funds activities in Perú, hereinafter “the SBS”).

Its main Subsidiary is Mibanco, Banco de la Microempresa S.A. (hereinafter “MiBanco”), a banking entity in Perú oriented towards the micro and small business sector. As of December 31, 2025, the assets, liabilities, equity and net result of Mibanco amount to approximately S/18,372.4 millones, S/15,570.4 millones, S/2,802.0 millones y S/455.3 million, respectively (S/16,947.3 millones, S/14,279.3 millones, S/2,668.0, and S/309.1 million, respectively December 31, 2024).

b)	Inversiones Credicorp Bolivia S.A. (hereinafter “ICBSA”) was incorporated in February 2013 and its objective is to make capital investments for its own account or for the account of third parties in companies and other entities providing financial services, exercising or determining the management, administration, control and representation thereof, both nationally and abroad, for which it can invest in capital markets, insurance, asset management, pension funds and other related financial and/or stock exchange products.

Its main Subsidiary is Banco de Crédito de Bolivia (hereinafter “BCB”), a commercial bank which operates in Bolivia. As of December 31, 2025, the assets, liabilities, equity and net result of BCB were approximately S/10,865.5 million, S/ 10,046.5 million, S/819.0 million and S/85.9 million, respectively (S/13,974.7 million, S/ 12,968.7 million, S/ 1,006.0 million and S/ 93.5 million, respectively as of December 31, 2024).

c)	Prima AFP is a private pension fund administrator, and its activities are regulated by the SBS.

d)	Tenpo SpA (hereinafter “Tenpo”, formerly “Krealo SpA”) was established in Chile in January 2019, with the purpose of making capital investments. On July 1, 2019, Tenpo (Krealo SpA) acquired the Chilean companies Tenpo Technologies SpA (formerly “Tenpo SpA”) and Tenpo Prepago S.A. (formerly “Multicaja Prepago S.A.”). This group of companies offers some financial products and is in the process of obtaining approval from the Superintendency of Banks and Financial Institutions of Chile for the granting of a banking license and the opening of Tenpo Bank.

e)	Yape Market S.A.C. (hereinafter “Yape Market”) was incorporated on July 1, 2022, and its main activity is providing promotion, sales management, and product and/or service placement services through electronic channels.

f)	Krealo Management S.A. (hereinafter “Krealo Management”) was incorporated in September 2022, and its purpose is to make investments and participate in the capital of other domestic and foreign companies. Its subsidiaries are Wally POS S.A.C., Sami Shop S.A.C., and Monokera S.A.C.

g)	Culqi (hereinafter “Culqi”) was created in December 2013 and its main activity is providing digital payment gateway services, which consist of collecting payments from consumers through online or physical platforms.

h)	Other minor subsidiaries include Inversiones 2020 S.A. and Soluciones en Procesamiento S.A.

(ii)	Pacífico Seguros is an entity supervised by the SBS, whose economic activities include the underwriting and administration of general and life insurance policies, reinsurance operations, as well as real estate and financial investments. It has subsidiaries including Crediseguro Seguros Personales, Crediseguro Seguros Generales, Pacífico Asiste, and Pacífico EPS and its subsidiaries, which actively participate in the multiple insurance and health insurance businesses, respectively.

(iii)	Atlantic Security Holding Corporation (hereinafter “ASHC”) is an entity established in the Cayman Islands, whose most important subsidiary is ASB Bank Corp., which was merged with Atlantic Security Bank in August 2021. ASB Bank Corp. was incorporated on September 9, 2020, in the Republic of Panama. Its main activities are private and institutional banking services and fiduciary administration, primarily for Peruvian clients of BCP.

(iv)	Credicorp Capital Ltd. (hereinafter “CCL”) was incorporated in 2012, and its main subsidiaries are Credicorp Capital Holding Peru (owner of Credicorp Capital Perú S.A.A.), Credicorp Holding Colombia (owner of Credicorp Capital Colombia and Mibanco – Banco de la Microempresa de Colombia S.A.), and Credicorp Capital Holding Chile (owner of Credicorp Capital Chile), which carry out their activities in Peru, Colombia and Chile, respectively.

(v)	CCR Inc. was incorporated in 2000, and its main activity is to administer loans granted to BCP by foreign financial institutions. These loans are guaranteed by transactions carried out by BCP.

(vi)	Inversiones Credicorp Bolivia S.A. (hereinafter “ICBSA”) was incorporated in February 2013, and its purpose is to make capital investments, on its own behalf or on behalf of third parties, in companies and other entities providing financial services, exercising or determining their management, administration, control, and representation, both nationally and abroad. To this end, it may invest in capital markets, insurance, asset management, pension funds, and other related financial and/or securities products. Its main subsidiary is Banco de Crédito de Bolivia (hereinafter “BCB”), a commercial bank operating in Bolivia. Grupo Crédito directly and indirectly holds 99.92 percent ownership, and Credicorp holds 0.08 percent.

(vii)	Krealo Ltd. was acquired by Credicorp Ltd. in November 2022.

i)	Income tax -

Deferred income tax reflects the effects of temporary differences between the carrying amounts of assets and liabilities for accounting purposes and those determined for tax purposes. Deferred assets and liabilities are measured using the tax rates expected to apply to taxable income in the years in which these differences are expected to be recovered or settled. The measurement of deferred assets and liabilities reflects the tax consequences derived from how Credicorp and its Subsidiaries expect to recover or settle the value of their assets and liabilities at the date of the separate statement of financial position.

The carrying amount of deferred tax assets and liabilities may change, even when the amount of temporary differences has not changed, due to a change in the income tax rate. The effect of the change in deferred tax, corresponding to the rate change, will be recognized in the separate statement of income for the period, except for items previously recognized outside the separate statement of income (either in other comprehensive income or directly in equity).

Deferred tax assets and liabilities are recognized regardless of the time it is estimated that temporary differences are offset. Deferred assets are recognized when it is probable that there will be sufficient future taxable income for the temporary difference to be applied. At the date of the separate statement of financial position, Credicorp and its subsidiaries assess unrecognized deferred assets and the recoverability of recognized ones.

Credicorp and its subsidiaries determine their deferred tax based on the tax rate applicable to their undistributed profits, recognizing any additional tax for dividend distribution on the date the liability is recognized.

Deferred tax assets and liabilities are offset if there is a legal right to offset them and the deferred taxes are related to the same taxable entity and the same tax authority.

j)	Derivative financial instruments and hedge accounting -

Trading -

The Company trades derivative financial instruments to meet the needs of its clients. The Company may also take positions with the expectation of benefitting from favorable movements in prices, rates, or indices.

Part of the derivative transactions that provide effective economic hedges under the Company’s risk management positions do not qualify as hedges under the specific rules of IFRS 9 and are therefore treated as derivatives for trading purposes.

Derivative financial instruments are initially recognized in the separate statement of financial position at fair value and subsequently measured at fair value. Fair values are obtained based on market exchange rates and interest rates. All derivatives are considered assets when fair value is positive and liabilities when fair value is negative. Gains and losses from changes in fair value are recorded in the separate statement of income.

k)	Fair value measurement -

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

-	In the principal market for the asset or liability, or
-	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Company. Also, the fair value of a liability reflects its non-performance risk.

When available, the Company measures the fair value of an instrument using the quoted price in an active market for that instrument. A market is regarded as active if transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

If there is no quoted price in an active market, the Company uses valuation techniques that maximize the use of relevant observable data and minimize the use of unobservable data. The valuation technique chosen incorporates all factors that market participants would consider when setting the price of a transaction.

All assets and liabilities for which fair value is measured or disclosed in the separate financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level of input used that is significant to the fair value measurement as a whole:

-	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.
-	Level 2: Valuation techniques by which the lowest level of information that is significant to the fair value measurement is directly or indirectly observable.
-	Level 3: Valuation techniques by which the lowest level of information that is significant to the fair value measurement is not observable.

The Company determines for assets and liabilities that are recognized at fair value in the separate financial statements on a recurring basis, whether transfers occurred between different levels within the hierarchy by reviewing the categorization at the end of each reporting period.

For fair value disclosure purposes, the Company has determined the classes of assets and liabilities based on the nature, characteristics, and risks of the asset or liability and the level of the fair value hierarchy as explained above.

As of December 31, 2025 and 2024, the financial instruments held by the company have a Level 1 fair value hierarchy.

l)	Cash and cash equivalents -

For the purposes of the separate statement of cash flows, cash and cash equivalents correspond to cash balances, funds deposited with central banks, “overnight” deposits, interbank funds, and deposits with maturities of three months or less from the acquisition date, excluding restricted funds,see Note 4.

Unrealized gains and losses arising from changes in foreign currency exchange rates are not cash flows. However, the effect of exchange rate changes on cash and cash equivalents held or due in foreign currency is reported in the statement of cash flows in order to reconcile cash and cash equivalents at the beginning and the end of the period. This amount is presented separately from cash flows from operating, investing and financing activities and includes the differences, if any, had those cash flows been reported at end of period exchange rates.

m)	International Financial Reporting Standards issued but not yet effective –

The company decided not to early adopt the following standards and interpretations that were issued but are not yet effective as of December 31, 2025.

-	IFRS 18 - “Presentation and Disclosure in Financial Statements”

On April 9, 2024, the IASB issued IFRS 18 “Presentation and Disclosure in Financial Statements,” which replaces IAS 1 and introduces new requirements aimed at improving the quality of information presented in the financial statements, and promoting analysis, transparency, and comparability of entities’ performance. In particular, IFRS 18 requires all income and expenses in the statement of profit or loss to be classified into five categories: operating, investing, financing, income taxes, and discontinued operations (with the first three categories being new). It also incorporates standardized subtotals to provide a more consistent structure to the statement of profit or loss. In addition, IFRS 18 introduces disclosure requirements for management defined performance measures (MPMs) and establishes criteria for the aggregation and disaggregation of information in primary financial statements and in notes. It also includes amendments to IAS 7 regarding the presentation of cash flows (e.g., the starting point of the indirect method and the classification of interest and dividends).

This new standard will be effective on January 1, 2027. Management is evaluating the potential effects this could have on the Company’s financial statements.

-	Amendments to IFRS 9 and IFRS 7 “Amendments to the classification and measurement of financial instruments”-

On May 30, 2024, the IASB issued amendments to IFRS 9 and IFRS 7, which include, among other aspects, clarifications on the requirements for the recognition and derecognition of financial assets and financial liabilities. The amendments also provide additional guidance on assessing the contractual cash flow characteristics of financial assets that incorporate ESG features or similar contingent characteristics, and clarify the scope of non recourse financing arrangements and contractually linked instruments.

In addition, the amendments clarify that a financial liability is derecognized on the “settlement date” and introduce (under certain conditions) an accounting policy option that permits early derecognition of financial liabilities settled through an electronic payment system before the settlement date. Finally, the amendments introduce disclosure requirements for instruments with contingent features and additional disclosures for equity instruments classified at fair value through other comprehensive income.

The amendments are effective for annual periods beginning on or after January 1, 2026. The Company is assessing the potential effects these amendments may have on the separate financial statements.

4	CASH AND CASH EQUIVALENTS

	2025	2024
	S/(000)	S/(000)

Saving deposits (a)	320,909	399,943
Total	320,909	399,943

Credicorp Ltd. has saving deposits with Banco de Crédito del Perú and ASB Bank Corp, which are denominated in soles and U.S. dollars; they are cash in hand and accrue interest at market rates.

5	INVESTMENTS

The following tables present the components of this category:

a)	At fair value through other comprehensive income:

	2025				2024
		Unrealized gross amount				Unrealized gross amount
				Estimated				Estimated
	Cost	Profits	Losses	fair value	Cost	Profits	Losses	fair value
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Equity instruments designated at the initial recognition
Shares issued by:
Inversiones Centenario	220,283	–	(142,389)	77,894	220,283	–	(116,123)	104,160
Compañía Universal Textil S.A.	184	–	(142)	–	184	–	(184)	–
	220,467	–	(142,531)	77,894	220,467	–	(116,307)	104,160

Debt instruments
Bonds issued by:
Pacífico Compañía de Seguros y Reaseguros S.A. (i)	15,041	–	(108)	14,933	16,810	–	(1,823)	14,987
Mibanco S.A. (ii)	8,598	105	–	8,703	8,598	–	(172)	8,426
U.S. goverment bonds (iii)	–	–	–	–	1,127,798	2,716	–	1,130,514
Sub total	23,639	105	(108)	23,636	1,153,206	2,716	(1,995)	1,153,927
Accrued interest				154				4,240
				23,790				1,158,167
Total				101,684				1,262,327

(i)	In December 2020, Credicorp Ltd. purchased subordinated bonds issued by Pacífico with an annual interest rate of 4.41percent and maturing in December 2030, for an amount of US$4.5 million, equivalent to S/15.0 million as of December 31, 2025 (S/16.8 million as of December 31, 2024).
(ii)	In March 2021, Credicorp Ltd. purchased subordinated bonds issued by Mibanco with an annual interest rate of 5.84 percent and maturing in December 2030, amounting to S/8.6 million as of December 31, 2025 and December 31, 2024.
(iii)	In December 2023, Credicorp Ltd. purchased U.S. Treasury bonds with an annual interest rate of 4.25 percent and maturing in May 2025, with a purchase value of US$298.7 million, equivalent to S/1,127.8 million as of December 31, 2024.

b)	In subsidiaries:

			Direct participation percentage		Equity Value		Net share of the income from investments in subsidiaries
Entity	Country	Operations	2025	2024	2025	2024	2025	2024
			%	%	S/(000)	S/(000)	S/(000)	S/(000)

Grupo Crédito S.A.	Perú	Holding	100.00	100.00	37,104,771	33,794,162	6,319,924	5,183,824
Pacífico Compañía de Seguros y Reaseguros S.A.	Perú	Insurance	65.20	65.20	2,382,501	2,233,827	515,460	499,281
Atlantic Security Holding Corporation y Subsidiarias	Cayman Islands	Capital Markets	100.00	100.00	1,414,593	1,052,850|	737,562	569,643
Credicorp Capital Ltd.	Bermuda	Capital Markets and asset management	100.00	100.00	1,255,215	1,125,703	103,802	58,194
Krealo Ltd.	Bermuda	Fintech	100.00	100.00	55,974	43,320	(9,013)	(1,598)
Banco de Crédito de Bolivia (*)	Bolivia	Banking	4.01	4.01	32,840	40,344	3,443	3,750
Inversiones Credicorp Bolivia S.A. (*)	Bolivia	Banking	0.08	0.08	559	671	62	67
CCR Inc.	Bahamas	Special purpose Entity	100.00	100.00	201	256	(55)	(22)
					42,246,654	38,291,133	7,671,185	6,313,139

(*)	Credicorp has indirect control through Grupo Crédito S.A.

As of December 31, 2025 and 2024 the movement of the investments in subsidiaries is as follows:

	2025	2024
	S/(000)	S/(000)

Balance at January 1	38,291,133	36,150,565
Net share of the income from investments in subsidiaries	7,671,185	6,313,139
Dividends received from subsidiaries (i)	(3,907,669)	(4,314,986)
Net unrealized gain of subsidiaries’ equity (ii)	432,227	58,174
Facultative reserve variation	(76,441)	–
Translation of foreign operations	(166,834)	19,473
Capital contribution (iii)	27,439	57,393
Others	(24,386)	7,375
Ending balance	42,246,654	38,291,133

(i)	As of December 31, 2025, the Company received dividends from Grupo Crédito, Atlantic Security Holding Corporation, Pacífico and Banco de Crédito de Bolivia amounting to S/3,300.0 million, S/283.8 million, S/322.9 million and S/0.9 million, respectively (As of December 31, 2024, the Company received dividends from Grupo Crédito, Atlantic Security Holding Corporation, Pacífico and Banco de Crédito de Bolivia amounting to S/3,250.0 million, S/770.3 million, S/293.9 million and S/0.7 million, respectively). The amounts do not include tax withholdings in the country of origin.

(ii)	As of December 31, 2025, the movement mainly corresponds to the unrealized gain from Grupo Crédito, Pacífico, CCL and Atlantic Security Holding Corporation amounting to S/330.6 million, S/8.6 million and S/34.1 million and S/58.9 million, respectively (As of December 31, 2024, the movement mainly corresponds to the unrealized gain from Grupo Crédito, Atlantic Security Holding Corporation and Banco de Crédito de Bolivia amounting to S/170.8 million, S/29.2 million and S/1.2 million, respectively, and the unrealized loss from CCL and Pacífico amounting to S/122.6 million and S/20.4 million, respectively).

(iii)	As of December 31, 2025, capital contributions to Krealo amounting to S/27.4 million were recorded (As of December 31, 2024, capital contributions to Krealo and CCL amounting to S/34.0 million and S/23.4 million, respectively, were recorded).

c)	Investments at amortized cost

As of December 31, 2025, Credicorp Ltd. has no investments measured at amortized cost. As of December 31, 2024, Credicorp Ltd. held fixed-term deposits at Banco de Crédito del Perú, with an interest rate ranging from 4.06 to 5.30 percent per annum and maturing in June 2025, amounting to US$176.8 million, equivalent to S/665.8 million. Additionally, accrued interest of S/29.9 million is recorded.

6	BONDS AND NOTES ISSUED

As of December 31, 2025, Credicorp Ltd. does not hold any bonds and notes issued. The last bond matured on June 17, 2025, and had a nominal value of US$486.0 million, equivalent to S/1,780.9 million (US$486.0 million, equivalent to S/1,829.7 million as of December 31, 2024).

As of December 31, 2024, the effect on the liability from the accrual of issuance costs plus premium or discount and interest amounted to S/1.9 million and S/1.9 million, respectively.

As of December 31, 2025, interest expense was recognized in the separate statement of income using the effective interest rate method for S/24.5 million (S/54.3 million as of December 31, 2024).

7	OTHER LIABILITIES

This item comprises:

	2025	2024
	S/(000)	S/(000)

Provision for income tax on dividends	222,829	188,244
Dividends pending from previous years (i)	49,527	40,725
Deferred income tax liability, net	–	1,492
Others	2,250	199
Total	274,606	230,660

(i)	As of December 31, 2025, and 2024 the balance corresponds to dividends returned by the Central Securities and Settlements Registry of the Peruvian Market (Cavali S.A. I.C.L.V) for those minority shareholders whose bank account could not be credited.

8	EQUITY

a)	Capital stock -

As of December 31, 2025 and 2024 a total of 94,382,317 shares have been issued at US$5.0 per share.

b)	Reserves -

As of December 31, 2025 and 2024, the reserve balances amount to S/28,438.8 million and S/26,651.4 million, respectively. At Board meetings held on February 27, 2025 and April 25, 2024, the decision was made to transfer S/5,637.7 million and S/1,778.8 million, respectively, from “Retained Earnings” to “Reserves.”.

c)	Dividend distribution -

The chart below shows the distribution of dividends agreed by the Board of Directors:

	2025	2024

Date of Meeting - Board of Directors	24.04.2025	25.04.2024
Dividends distribution (thousands of Soles)	3,775,293	3,303,381
Payment of dividends per share (in Soles)	40.0	35.0
Date of dividends payout	13.06.2025	14.06.2024
Exchange fixing rate published by the SBS	3.6327	3.7685
Dividends payout (equivalent in thousands of US$)	1,039,253	876,576

In the Board of Directors meeting held on August 29, 2024, an additional dividend payment was approved, net of the effect of treasury shares, for approximately S/1,038.2 million charged to reserves. These dividends were paid on October 18, 2024.

9	TAX SITUATION

As of January 1, 2025, the Government of Bermuda enacted the “Corporate Income Tax Act 2023,” which introduces a 15.0 percent corporate tax applicable to entities that are part of multinational groups with consolidated revenues equal to or greater than EUR 750 million. Credicorp Ltd. and its subsidiaries domiciled in Bermuda fall within the scope of this regime. As of December 31, 2025, Management has assessed the effect of this tax and concluded that it is not material to the separate financial statements.

In accordance with current Peruvian legislation, there is no restriction for overseas remittance of dividends or the repatriation of foreign investment. As of December 31, 2025 and 2024, dividends paid by the Peruvian subsidiaries to Credicorp are subject to a 5.00 percent withholding tax. As of December 31, 2025, the expense for provision income tax for withholding dividends of the company amounts to S/215.9 million (S/146.7 million as of December 31, 2024).

10	TRANSACTIONS WITH RELATED PARTIES

a)	The following table shows the main transactions with related parties as of December 31, 2025 and 2024:

	Note	2025	2024
		S/(000)	S/(000)
Statement of financial position -
Cash and cash equivalents (i)
Banco de Crédito del Perú		318,515	395,870
ASB Bank Corp.		2,394	4,073
Total	4	320,909	399,943

Investments at fair value through other comprehensive income -
Debt instruments
Pacífico Compañía de Seguros y Reaseguros		14,959	15,012
Mibanco- Banco de la Microempresa S.A.		8,831	8,554

Equity instruments
Inversiones Centenario S.A.A. (*)		77,894	104,160
Total		101,684	127,726

Investments measured at amortized cost-		–	695,652

Bonds and notes issued -
Banco de Crédito del Perú		–	66,284
ASB Bank Corp.		–	29,969
Total		–	96,253

Payables to related parties -
Banco de Crédito del Perú		–	24
Credicorp Capital Sociedad Agente de Bolsa S.A.		4	2
Total		4	26

(*)	Related companies

(i)	As of December 31, 2025 and 2024, the Company maintains current accounts in soles and U.S. dollars, which are cash in hand and accrue interest, see Note 4.

	2025	2024
	S/(000)	S/(000)

Statement of comprehensive income
Other comprehensive income	259,650	(34,297)
Administrative and general expenses	(1,344)	(1,234)
Similar income and expenses	41,170	93,310

b)	Management considers that the transactions between the Company and its related parties have been carried out in the normal course of business and on terms not less favorable than if they had been carried out with unrelated third parties. The taxes resulting from these transactions, as well as the basis for their calculation, are settled according to current tax regulations.

c)	Credicorp Ltd., following IAS 24 “Related Party Disclosures” has not reported expenses for Management payroll. In addition, as of December 31, 2025 and 2024 the Company’s policy is not to pay any remuneration to the members of the Board of Directors.

11	FINANCIAL RISK MANAGEMENT

Due to the nature of its activities, the Company has a risk appetite framework, which is a fundamental pillar of management. The risk management processes involve the identification, measurement, treatment, and continuous monitoring. The Company is mainly exposed to operational risk, credit risk, liquidity risk, market risk, cybersecurity risk, strategic risk, and insurance technical risk.

a)	Risk management structure –

The risk management structure is supported by the Board of Directors and Management of BCP, which are responsible for identifying and controlling risks together with other supporting areas, as explained below:

i)	Board of Directors -

The Board of Directors is responsible for the overall approach to risk management, providing the principles for management as well as policies covering specific areas, such as the foreign exchange risk, interest rate risk, credit risk and liquidity risk.

ii)	Risk Committee of Credicorp -

Represents the Board of Directors of Credicorp, proposes the risk appetite levels for Credicorp Ltd. Likewise, it acknowledges the level of compliance with the risk appetite and the level of exposure assumed by Grupo Crédito and Credicorp subsidiaries, as well as relevant improvements in the comprehensive risk management of these entities.

The Committee will be composed of no fewer than three directors of Credicorp, at least one of whom must be independent. Additionally, the Board may incorporate one or more directors of Credicorp subsidiaries as members. Furthermore, the coordinator of the Committee will be the Chief Risk Officer of Credicorp, with the Internal Audit Manager serving as an observer (without voice or vote). Finally, the following officials will attend the sessions as guests, according to the agenda of topics to be discussed and at the invitation of the Coordinator: General Manager, Finance Manager, Head of the Risk Management Division of BCP, and all those persons who, in their opinion, contribute to the development of the session.

iii)	Central Risk Management of Credicorp -

The Central Risk Management of Credicorp informs the Credicorp Risk Committee of the level of compliance of the risk appetite and the level of exposure assumed by the company. In addition, it proposes to the Credicorp Risk Committee the risk appetite levels for Credicorp Ltd.

iv)	Internal Audit Division and Corporate Compliance and Ethics Division -

The Internal Audit Division is responsible for continuously evaluating the effectiveness and efficiency of the Company’s risk management, control, and governance processes, verifying compliance with regulations, policies, objectives, and guidelines approved by the Board of Directors. It provides agile and timely assurance, advice, and analysis based on risks and data. Additionally, it evaluates the sufficiency and degree of integration of the Company’s databases and information systems. Finally, it ensures the independence between the functions of the risk and business units for each company within the Company.

The Corporate Compliance and Ethics Division reports to the Board of Directors and is responsible for providing corporate policies to ensure that the Company´s subsidiaries adequately comply with applicable regulations and the guidelines established in the Credicorp Code of Ethics

b)	Risk measurement and reporting systems -

The risk is measured according to models and methodologies developed for the management of each type of risk. Risk reports that allow to monitor at the level added and detailed the different types of risks of the Company which is exposed. The system provides the facility to meet the appetite review needs by risk requested by the committees and areas described above; as well as comply with regulatory requirements.

c)	Risk mitigation -

Depending on the type of risk, mitigating instruments are used to reduce its exposure, such as guarantees, derivatives, controls and insurance, among others. Furthermore, it has policies linked to risk appetite and established procedures for each type of risk.

The Company actively uses guarantees to reduce its credit risks.

d)	Risk appetite -

Based on corporate risk management, Grupo Crédito’s Board of Directors approves the risk appetite framework to define the maximum level of risk that the organization is willing to take as seeks its strategic and financial objectives, maintaining a corporate vision in individual decisions of each entity. This Risk Appetite framework is based on “core” and specific metrics:

Core metrics are intended to preserve the organization’s strategic pillars, defined as solvency, liquidity, profit and growth, income stability and balance sheet structure and cybersecurity risks.

Specific metrics objectives are intended to monitor on a qualitative and quantitative basis the various risks, to which the Company is exposed, as well as defining a tolerance threshold of each of those risks, so the risk profile set by the Board is preserved and any risk focus is anticipated on a more granular basis.

Risk appetite is instrumented through the following elements:

–	Risk appetite statement: Establishes explicit general principles and the qualitative declarations which complement the risk strategy.

–	Metrics scorecards: These are used to define the levels of risk exposure in the different strategic pillars.

–	Limits: Allows control over the risk-taking process within the tolerance threshold established by the Board. They also provide accountability for the risk-taking process and define guidelines regarding the target risk profile.

–	Government scheme: Seeks to guarantee compliance of the framework through different roles and responsibilities assigned to the units involved.

The appetite is integrated into the processes of strategic and capital guidelines, as well as in the definition of the annual budget, facilitating the strategic decision making of the organization.

e)	Risk concentration -

Concentrations arise when a reduced and representative number of all of the counterparties of the Company are engaged in similar business activities, or activities in the same geographic region, or have similar economic and political conditions among others.

In order to avoid excessive concentrations of risk, the policies and procedures include specific guidelines and limits to guarantee a diversified portfolio.

Credit risk -

The assets of the Company that are potentially exposed to significant concentrations of credit risk include cash and cash equivalents, receivables from related parties and investments at fair value through profit or loss. The magnitude of the maximum exposure to credit risk of the Company is represented by the balance of the aforementioned items at the date of the statement of financial position.

As of December 31, 2025 and 2024, 100.00 percent of cash was in entities which are part of Credicorp and subsidiaries.

Accordingly, in the opinion of Management, the Company does not have any concentration that represents a significant credit risk on the aforementioned dates.

Liquidity risk -

Liquidity risk is the risk that the Company is unable to meet its short-term payment obligations associated with its financial liabilities when they fall due. In this regard, the Company that is facing a liquidity crisis would be failing to comply with the obligations to pay to bond holders.

Corporate policies have been implemented for liquidity risk management by the Company. Risk Management heads set up limits and autonomy models to determine the adequate liquidity indicators to be managed.

Market risk -

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices encompass the following types of risk:

i)	Exchange rate risk -

Exchange rate risk is produced by changes in fair value of future cash flows arising from a financial instrument due to fluctuations in the exchange rate. The Administration and Finance Management has the responsibility to identify, measure, control and communicate the Company’s exposure to global exchange rate risk.

As of December 31, 2025, the free market exchange rate for buying and selling transactions for each U.S. dollars, the main foreign currency held by the Company, was S/3.363 (S/3.764 as of December 31, 2024).

As of December 31, 2025 and 2024 the Company had the following assets and liabilities denominated in U.S. dollars:

	2025	2024
	US$(000)	US$(000)

Assets
Cash and cash equivalents	7,953	6,647
At fair value through other comprehensive income	4,448	305,423
At maturity	–	184,817
	12,401	496,887
Liabilities
Bonds and notes issued	–	(486,094)
Other liabilities	(15,396)	(10,872)
	(15,396)	(496,966)

Net monetary position	(2,995)	(79)

ii)	Interest rate risk -

The Company does not have financial instruments which generate or pay significant interest rates; therefore, Management considers that fluctuations in the interest rate will not affect significantly the Company’s operations. Furthermore, as part of Credicorp, the Company has access to financial instruments at market rates, when necessary.

Non-financial risk -

A non-financial risk (NFR) is broadly defined by exclusion, encompassing any risk other than financial market, credit and liquidity risks. NFR may have substantial negative strategic, commercial, economic and/or reputational implications. They include operational risks as defined by Basel’s seven types of operational risk events, as well as other significant risks such as technology, cyber, conduct, model, compliance, strategic and third-party risks.

The management of non-financial risks has become increasingly challenging due to the added complexity of rapid technological advancements, extensive process automation, greater reliance on systems rather than people, and transformational processes. These changes in the way financial institutions operate have led to new risk exposures, including attacks affecting the Company’s services, data theft and online fraud.

Operational risk –

Operational risk is the possibility of incurring losses due to inadequate processes, human error, information technology failures, third party relationships or external events. These risks can result in financial losses and have legal or regulatory compliance consequences, but they exclude strategic or reputational risk (except for companies under Colombian regulations, where reputational risk is included in operational risk).

Operational risks are categorized into internal fraud, external fraud, labor relations and job security, customer relations, business products and practices, damage to material assets, business and systems interruption, and failures in process, execution, delivery and management.

One of the Company’s pillars is to cultivate an efficient risk culture. To achieve this, it records operational risks and their respective process controls. The risk map allows for the monitoring, prioritization and proposed treatment of these risks according to established governance. Additionally, the Company actively manages cybersecurity and fraud prevention, aligning with best international practices.

The business continuity management system enables the establishment, implementation, operation, monitoring, review, maintenance, and improvement of business continuity based on best practices and regulatory requirements. The Company implements recovery strategies for resources that support critical products and services, which are periodically tested to measure the effectiveness of these strategies.

In managing operational risk, cybersecurity, fraud prevention and business continuity, corporate guidelines are utilized, methodologies and best practices are shared among the Company’s subsidiaries.

We also have recovery mechanisms for the materialization of operational risks, primarily through insurance policies contracted for all Credicorp companies in the international market. These policies cover losses due to fraud events, professional liability, cyber risks, and directors’ liability. Additionally, we have insurance policies individually contracted by Credicorp companies in the local market that cover losses due to material damage to physical assets and civil liability.

Cybersecurity –

Credicorp directs its efforts towards cost-efficient strategies to minimize the exposure to cybersecurity risk. To this end, it implements different levels of controls adapted to the different areas and potentially vulnerable companies. In addition, it maintains a significant investment program that ensures the availability of technologies and processes necessary to protect the Company’s operations and assets.

Within the framework of cybersecurity governance, the Company has a Credicorp CISO and a corporate team dedicated to implementing and ensuring compliance with the cybersecurity strategy across all companies. A corporate strategy and plan has been established that includes implementation priorities and improvements, adapted to each company’s specific context. These lines of work comprise the Cybersecurity Strategy, which is constantly reviewed considering the global scenario, risk profile, standards, frameworks and regulations, with the aim of ensuring business continuity, resilience and data privacy. In addition, a robust cybersecurity framework is adopted that allows adjusting cybersecurity controls for each Company’s subsidiaries, managing and remediating vulnerabilities in an early and timely manner.

The Company also has an awareness and continuous training program for its employees, fostering a culture of cybersecurity awareness in all companies. In addition, cybersecurity indicators are used to ensure alignment between operations and the Company’s business strategy.

The Company’s siubsidiaries have third-party governance policies in place, which establish the security requirements to be met by service providers, compliance with which is mandatory.

Finally, asset information security management is carried out through a systematic process, documented and known throughout the organization, following best practices and regulatory requirements. Guidelines based on policies and procedures are designed and developed to guarantee the availability, confidentiality and integrity of the information.

Corporate Security and Cybercrime –

As part of the management of non-financial risks, the Corporate Security, Investigations and Cybercrime Area is responsible for detecting and responding to incidents involving fraud, cybercrime and physical security.

These efforts led out by specialized teams in investigations, cybercrime, electronic security, disaster management, and strategic intelligence activities, including social conflicts. Likewise, new capabilities have been incorporated into our infrastructure’s video surveillance system, which not only ensures compliance with new standards and regulations but also facilitates the integration of next-generation video intelligence functions. These include intelligent cameras supported by algorithms, analytics, and artificial intelligence, thus optimizing risk management with the expanded reach provided by current technology.

Finally, we contribute to the security of the Financial System are made through collaborative efforts carried out at both the local and regional levels. At the local level, these efforts are channeled through participation in the Association of Banks of Peru (ASBANC, by its acronym in Spanish), while at the Latin American level, they are conducted through the Committee of Security Experts of the Latin American Federation of Banks (FELABAN, by its acronym in Spanish).

12	COMMITMENTS AND CONTINGENCIES

i)	Government Investigations –

In 2019, the former chairman and the current vice chairman of the Board of Directors of Credicorp, in their respective capacities as Chairman of the Board and as a Director of BCP, were summoned as witnesses by Peruvian prosecutors, along with 26 other Peruvian business executives, to testify in connection with a judicial investigation that was being carried out regarding contributions made to the electoral campaign of a political party in the 2011 Peruvian presidential elections. The former chairman informed prosecutors that in 2010 and 2011 Credicorp made donations totaling US$3.65 million to the Fuerza 2011 campaign (in total amounts of US$1.7 million in 2010 and US$1.95 million in 2011). These contributions were made in coordination with the General Manager of Credicorp at that time. While the amount of these contributions exceeded the limits then permitted under Peruvian electoral law, the law in place at that time provided no sanction for contributors, and instead only for the recipient of the campaign contribution.

The former chairman also informed prosecutors that in 2016, three subsidiaries of Credicorp (BCP, Mibanco and Grupo Pacífico) made donations totaling S/711,000 (approximately US$200,000) to the “Peruanos Por el Kambio” campaign. These contributions were made in accordance with Peruvian electoral law and Credicorp’s own political contributions guidelines, which were adopted in 2015.

The Peruvian Superintendencia del Mercado de Valores (“SMV”, for its Spanish acronym) initiated sanctioning proceedings against Credicorp for failing to timely disclose to the market the political campaign contributions made in 2011 and 2016. The SMV also initiated sanctioning proceedings against three subsidiaries of Credicorp (BCP, Mibanco and Grupo Pacífico) for failing to timely disclose to the market the political campaign contributions made in connection with the 2016 presidential elections. The SMV notified Credicorp, BCP, Mibanco and Grupo Pacífico of first-instance resolutions in connection with these proceedings. Such resolutions imposed pecuniary sanctions (fines) on Credicorp and its three subsidiaries. Credicorp, BCP, Mibanco and Grupo Pacífico appealed the resolutions. As the appeals were not resolved within the timeframe established by law, Credicorp and each of the three subsidiaries filed contentious-administrative lawsuits against the SMV’s resolutions due to negative administrative silence. Notwithstanding the foregoing, Credicorp and its three subsidiaries paid the fines imposed by the SMV in compliance with Peruvian law. In the Judiciary, first-instance court rulings declared the aforementioned lawsuits unfounded. Credicorp and its three subsidiaries appealed such rulings, and therefore the first-instance decisions are currently under review at the second-instance level. In the case of Credicorp, a second-instance ruling issued in January 2026 confirmed the first-instance decision, against which Credicorp has filed a cassation appeal. Accordingly, as of the date of these financial statements, all four cases remain pending a final resolution by the Judiciary.

Credicorp is of the opinion that the contributions made and the sanctioning processes related to the SMV do not represent a significant risk of material liability for the Company. Furthermore, these processes may not have a negative effect on the Company’s business or financial situation, given that the fines imposed by the SMV have already been paid.

ii)	Government Investigations –

In June 2025, Grupo Crédito received notifications from the Superintendencia Nacional de Aduanas y de Administración Tributaria (SUNAT) consisting of Tax Assessment and Penalty Resolutions for a total amount of S/1,568.0 million. The resolutions relate to an alleged failure to withhold Income Tax applicable to non-domiciled taxpayers in connection with purchases of shares of Banco de Crédito del Perú carried out through the Lima Stock Exchange during 2018 and 2019, in which Grupo Crédito acted as the acquirer and Credicorp Ltd. as the transferor. SUNAT maintains that Grupo Crédito was required to act as a withholding agent; however, in the opinion of Management and its external legal advisors, such withholding obligation was not applicable, as the transactions in question were exempt from Income Tax in accordance with the regulations in force at the time the transactions were executed.

On August 13, 2025, the amounts included in the Tax Assessment and Penalty Resolutions issued by SUNAT to Grupo Crédito on June 27, 2025, were settled, and the corresponding amounts have been recognized as an asset under the caption “Claim filed with the Tax Authority” within the line item “Other assets” in accordance with IFRS Accounting Standards, the amount is classified as an asset relating to an uncertain tax position.

Grupo Crédito has formally challenged the aforementioned Tax Assessment and Penalty Resolutions by filing an Administrative Claim with SUNAT, and the administrative proceeding is currently pending resolution by the tax authority. If necessary, the Company will continue to defend its position at subsequent administrative and judicial levels, including the Tax Court and the judiciary.

Grupo Crédito S.A. has obtained independent legal opinions that support its tax position and confirm that the Company’s actions were in compliance with the tax, civil and financial legislation applicable and in force at the time the transactions were carried out. Both Management and external advisors concur that there are robust grounds and a high probability of obtaining a favorable outcome. Accordingly, consistent with IFRS Accounting Standards, the amount has been recognized as an asset, as it is more likely than not that the Comany’s tax position will be sustained.

13	SUBSEQUENT EVENTS

From December 31, 2025 until the date of this report, no significant event has occurred which affects the separate financial statements.

COLEGIO DE
CONTADORES PÚBLICOS
DE LIMA

001- Nº 025748

CONSTANCIA DE HABILITACIÓN

El Decano y el Director Secretario del Colegio de Contadores Públicos de Lima, que suscriben, declaran que, en base a los registros de la institución, se ha verificado que

TANAKA, VALDIVIA, ARRIBAS & ASOCIADOS S. CIVIL DE R.L.

MATRÍCULA: SO761

Se encuentra, HABIL, para el ejercicio de las funciones profesionales que le faculta la Ley Nº 13253 y su modificación Ley Nº 28951 y conforme al Estatuto y Reglamento Interno de este Colegio; en fe de lo cual y a solicitud de parte, se le extiende la presente constancia para los efectos y usos que estime conveniente. Esta constancia tiene vigencia hasta el 31 de MARZO del 2027.

Lima, 31 de octubre de 2025.

CPC. Onofré Francisco Pizarro Chima
DECANO

CPC. Rafael César Orccón Herrera
DIRECTOR SECRETARIO

Partida Registral Nº 01796283, Asiento 00016 del Registro de Personas Jurídicas - SUNARP

Av. Arequipa Nº 998,
Santa Beatriz, Lima - Perú.
informes@ccplima.org.pe
(01) 480 1293
920 180 071
920 180 083
www.ccplima.org.pe

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Para obtener mayor información acerca de nuestra organización, ingrese a www.ey.com/es_pe

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